Exhibit 21

SUBSIDIARIES OF THE REGISTRANTS

At December 31, 2004:

Louisville Gas and Electric Company, a Kentucky corporation, has no applicable subsidiaries.

Kentucky Utilities Company, a Kentucky and Virginia corporation (“KU”), has no applicable subsidiaries.  (KU does own 100% of the shares of Lexington Utilities Company, a Kentucky corporation, which entity is inactive.)